

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 4, 2010

VIA US MAIL AND FAX (734) 424-2624
Peter Klamka
President
Cephus Holding Corp.
2942 North 24th Street
Suite 11-508
Phoenix, AZ 85016

        RE: **Cephas Holding Corp.**
                  Form 8-K filed October 6, 2010 as amended
                  File No. 0-24835

Dear Mr. Klamka:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                  Assistant Director